Exhibit 99.1

Borr Drilling Limited to Present at the Fearnley Securities' Annual Offshore Drilling Seminar

Borr Drilling Limited (the “Company”) (NYSE: BORR) will present at the Fearnley Securities' Annual Offshore Drilling Seminar in New York and London on January 15 and 16, 2025, respectively.

A copy of the presentation to be held is available on the Company’s website at www.borrdrilling.com and enclosed to this release.

Hamilton, Bermuda

15 January 2025